UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On October 24, 2025, Jiuzi Holdings Inc. (the “Registrant” or the “Company”) held the Phase I Extraordinary General Meeting (the “Phase I Meeting”), followed by the Phase II Extraordinary General Meeting of the Company (the “Phase II Meeting.”)

At the Phase I Meeting, the Company’s shareholders approved the proposal that every five issued and unissued ordinary shares of a par value of US$0.00039 each, be consolidated into one share of a par value of US$0.00195 each (the “Phase I Share Consolidation”). Following the Phase I Share Consolidation, the authorized share capital of the Company will be US$9,750,000 divided into 5,000,000,000 shares each of a par value of US$0.00195 each.

At the Phase II Meeting, the Company’s shareholders approved (1) the proposal that every forty issued and unissued ordinary shares of a par value of US$0.00195 each, be consolidated into one share of a par value of US$0.078 each (the “Phase II Share Consolidation”). Following the Phase II Share Consolidation, the authorized share capital of the Company will be US$9,750,000 divided into 125,000,000 shares each of a par value of US$0.078 each and (2) the proposal that the sixth amended and restated memorandum and articles of association of the Company (the “Sixth Amended and Restated M&A”) be approved as the memorandum and articles of association of the Company in complete substitution for the existing memorandum and articles of association of the Company.

The Company’s Sixth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2025	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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